EXHIBIT 11

                      SPARTECH CORPORATION AND SUBSIDIARIES
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                      (In thousands, except per share data)

                                 QUARTER ENDED      SIX MONTHS ENDED
                                 May 2,    May 3,    May 2,    May 3,
                                 1998      1997      1998      1997

NET EARNINGS
  Basic and diluted
    net earnings                $  8,863  $  6,675  $ 15,884  $ 12,153

WEIGHTED AVERAGE SHARES
 OUTSTANDING
  Basic weighted average common
   shares outstanding             26,764    26,387    26,611    26,385
  Add:  Shares issuable from
   assumed exercise of options     1,964     1,370     1,834     1,362

  Diluted weighted average        28,728    27,757    28,445    27,747
   shares outstanding


NET EARNINGS PER SHARE

  Basic                         $    .33  $    .25  $    .60  $    .46
  Diluted                       $    .31  $    .24  $    .56  $    .44